Exhibit (a)(1)(L)

News Release

Contacts:
Media	Investor Relations
Robert C. Ferris	Elena Doom
(973) 455-3388	(973) 455-2222
rob.ferris@honeywell.com	elena.doom@honeywell.com

HONEYWELL ANNOUNCES SUCCESSFUL COMPLETION OF TENDER
OFFER FOR EMS TECHNOLOGIES, INC. WITH OVER 91.6% OF
SHARES TENDERED

MORRIS TOWNSHIP, N.J. - August 22, 2011 - Honeywell (NYSE: HON) today announced that its wholly-owned subsidiary Egret Acquisition Corp. successfully completed the tender offer for all shares of common stock of EMS Technologies, Inc. (NASDAQ: ELMG), including the associated common stock purchase rights, at a price of $33.00 per share, without interest and net of applicable withholding taxes. The tender offer expired at 5:30 p.m., New York City time, on August 19, 2011.

The Depositary for the tender offer advised that, as of the tender offer’s expiration, shareholders of EMS had validly tendered and not withdrawn 14,255,726 shares of EMS common stock, including 564,632 shares tendered through notices of guaranteed delivery. The shares tendered represent approximately 91.6% of the outstanding shares of EMS (or approximately 85.5% calculated on a fully diluted basis). All of such shares have been accepted for payment in accordance with the terms of the tender offer.

Honeywell also announced that it intends to complete the acquisition of EMS promptly through the merger of Egret Acquisition Corp. with and into EMS, with EMS as the surviving corporation. At the effective time of the merger, all outstanding shares of common stock of EMS (other than the shares held by Honeywell, Egret Acquisition Corp. or EMS or their respective subsidiaries or shares held by EMS’ shareholders who have properly exercised their dissenters’ rights under Georgia law) will be canceled and converted into the right to receive cash equal to $33.00 per share, without interest and net of applicable withholding taxes. In addition, after the merger, the common stock of EMS will cease to be traded on the NASDAQ Global Select Market.

Honeywell (www.honeywell.com) is a Fortune 100 diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes, and industry; automotive products; turbochargers; and specialty materials. Based in Morris Township, N.J., Honeywell’s shares are traded on the New York, London, and Chicago Stock Exchanges. For more news and information on Honeywell, please visit www.honeywellnow.com.

This release contains certain statements that may be deemed “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current economic and industry conditions, expected future developments and other factors they believe to be appropriate. The forward-looking statements included in this release are also subject to a number of material risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting our operations, markets, products, services and prices. Other risks and uncertainties relating to the tender offer and acquisition of EMS include the timing of the completion of the acquisition and that any anticipated benefits of the acquisition to Honeywell will not be realized. Such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.